Exhibit 99.1

Exhibit No.	Exhibits

99.1	a.Expiration of the term of engagement of Atty. Ma. Lourdes C. Rausa-Chan as Corporate Secretary and Chief Governance Officer;
b.Appointment of Atty. Marilyn A. Victorio-Aquino as Corporate Secretary;
c.Appointment of Atty. Ma. Magdalene A. Tan as Officer-In-Charge of Corporate Governance; and
d.Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

January 25, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

January 25, 2022

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,510 As of December 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	January 25, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 4 (Resignation, Removal or Election of Directors or Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on January 25, 2022:

1.

The Board noted the expiration of the term of the engagement of Atty. Ma. Lourdes C. Rausa-Chan as Corporate Secretary and Chief Governance Officer of the Company, effective at the close of business on January 24, 2022. The Board expressed its gratitude to Atty. Rausa-Chan for her invaluable service and wished her continued success in her other endeavors.

The aforementioned event is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operations.

2.

The Board appointed Atty. Marilyn A. Victorio-Aquino as Corporate Secretary of the Company to hold office effective immediately and for the unexpired term of her predecessor in office, concurrent to her positions as Chief Legal Counsel and Head of Legal and Regulatory Affairs.

3.

The Board appointed Atty. Ma. Magdalene A. Tan as Officer-In-Charge of Corporate Governance to hold office effective immediately and for the unexpired term of her predecessor in office, concurrent to her position as Corporate Governance Enforcement Head.

4.

The Board declared a cash dividend of P12,150,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending March 15, 2022, payable on March 15, 2022 to the holder of record on February 21, 2022.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2021, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino__

MARILYN A. VICTORIO-AQUINO

Corporate Secretary

January 25, 2022

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  January 25, 2022